Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

06018531

November 8, 2006

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated October 31, November 3 and 7, 2006 and the corresponding Material Change Forms.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

Dlw 11/17

#82-34714

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial to Proceed with Cash Offer for bcMetals

Vancouver (October 31, 2006) – **Imperial Metals Corporation (III-TSX)** has resolved to proceed with its cash offer to purchase all of the issued and outstanding shares of bcMetals Corporation ("bcMetals") for $0.95 per share.

Imperial, which holds 3,014,000 shares of bcMetals (8.04%), believes that the shareholder rights plan adopted by the board of bcMetals on October 19, 2006 seeks to deprive bcMetals shareholders of the ability to respond to Imperial's take over bid in accordance with the terms of that bid, and is unsustainable.

Imperial's takeover bid will expire November 2, 2006 in accordance with the terms of the offer described in Imperial's offering document dated September 27, 2006.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

October 31, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on October 31, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced that is has resolved to proceed with its cash offer to purchase all of the issued and outstanding shares of bcMetals Corporation ("bcMetals") for $0.95 per share.

Item 5. Full Description of Material Change

The Issuer announced that it has resolved to proceed with its cash offer to purchase all of the issued and outstanding shares of bcMetals Corporation ("bcMetals") for $0.95 per share.

Imperial, which holds 3,014,000 shares of bcMetals (8.04%), believes that the shareholder rights plan adopted by the board of bcMetals on October 19, 2006 seeks to deprive bcMetals shareholders of the ability to respond to Imperial's take over bid in accordance with the terms of that bid, and is unsustainable.

Imperial's takeover bid will expire November 2, 2006 in accordance with the terms of the offer described in Imperial's offering document dated September 27, 2006.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated November 3, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial to Proceed with Cash Offer for bcMetals

Vancouver (October 31, 2006) – **Imperial Metals Corporation (III-TSX)** has resolved to proceed with its cash offer to purchase all of the issued and outstanding shares of bcMetals Corporation ("bcMetals") for $0.95 per share.

Imperial, which holds 3,014,000 shares of bcMetals (8.04%), believes that the shareholder rights plan adopted by the board of bcMetals on October 19, 2006 seeks to deprive bcMetals shareholders of the ability to respond to Imperial's take over bid in accordance with the terms of that bid, and is unsustainable.

Imperial's takeover bid will expire November 2, 2006 in accordance with the terms of the offer described in Imperial's offering document dated September 27, 2006.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666 // website: www.imperialmetals.com // email: info@imperialmetals.com

#82-34714

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Takes Up bcMetals Shares and Extends Offer

Vancouver (November 3, 2006) – **Imperial Metals Corporation (III-TSX)** reports that all conditions of its offer to acquire all of the common shares of bcMetals Corporation ("bcMetals") have been met or waived.

Imperial has taken up all shares tendered under its offer and now holds 6,891,694 shares of bcMetals (18.09%).

Imperial's offer has been extended until 4:00pm (Vancouver time) on November 14, 2006.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

November 3, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on November 3, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported that all conditions of its offer to acquire all of the common shares of bcMetals Corporation ("bcMetals") have been met or waived.

Imperial has taken up all shares tendered under its offer and now holds 6,891,694 shares of bcMetals (18.09%).

Imperial's offer has been extended until 4:00pm (Vancouver time) on November 14, 2006.

Item 5. Full Description of Material Change

The Issuer reported that all conditions of its offer to acquire all of the common shares of bcMetals Corporation ("bcMetals") have been met or waived.

Imperial has taken up all shares tendered under its offer and now holds 6,891,694 shares of bcMetals (18.09%).

Imperial's offer has been extended until 4:00pm (Vancouver time) on November 14, 2006.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated November 7, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Takes Up bcMetals Shares and Extends Offer

Vancouver (November 3, 2006) – **Imperial Metals Corporation (III-TSX)** reports that all conditions of its offer to acquire all of the common shares of bcMetals Corporation ("bcMetals") have been met or waived.

Imperial has taken up all shares tendered under its offer and now holds 6,891,694 shares of bcMetals (18.09%).

Imperial's offer has been extended until 4:00pm (Vancouver time) on November 14, 2006.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666 // website: www.imperialmetals.com // email: info@imperialmetals.com

#82-34714

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Files Application to BCSC

Vancouver (November 7, 2006) – **Imperial Metals Corporation (III-TSX)** reports the Company has filed an application with the British Columbia Securities Commission ("BCSC") to issue a permanent order to cease trade any securities that may be issued under the bcMetals Corporation ("bcMetals") shareholder rights plan dated October 19, 2006.

The BCSC will hear Imperial's application on Friday November 10, 2006 together with the application filed by bcMetals in connection with the take-up of bcMetals shares by Imperial.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

November 7, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on November 7, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported it has filed an application with the British Columbia Securities Commission ("BCSC") to issue a permanent order to cease trade any securities that may be issued under the bcMetals Corporation ("bcMetals") shareholder rights plan dated October 19, 2006.

The BCSC will hear Imperial's application on Friday November 10, 2006 together with the application filed by bcMetals in connection with the take-up of bcMetals shares by Imperial.

Item 5. Full Description of Material Change

The Issuer reported it has filed an application with the British Columbia Securities Commission ("BCSC") to issue a permanent order to cease trade any securities that may be issued under the bcMetals Corporation ("bcMetals") shareholder rights plan dated October 19, 2006.

The BCSC will hear Imperial's application on Friday November 10, 2006 together with the application filed by bcMetals in connection with the take-up of bcMetals shares by Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated November 7, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Files Application to BCSC

Vancouver (November 7, 2006) – **Imperial Metals Corporation (III-TSX)** reports the Company has filed an application with the British Columbia Securities Commission ("BCSC") to issue a permanent order to cease trade any securities that may be issued under the bcMetals Corporation ("bcMetals") shareholder rights plan dated October 19, 2006.

The BCSC will hear Imperial's application on Friday November 10, 2006 together with the application filed by bcMetals in connection with the take-up of bcMetals shares by Imperial.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666 // website: www.imperialmetals.com // email: info@imperialmetals.com